BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Thursday, 27 November 2003
SUBJECT:	ASX Announcements
PAGES (inc. cover)	6

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were released through the Australian Stock Exchange today –

1. Media Release – BresaGen deal to create leading stem cell therapy company.
2. BresaGen Ltd Annual General Meeting – Chairman's Address
3. BresaGen Annual General Meeting

03037732

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Yours sincerely

T. M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

If there are any problems with this transmission, call 08 8234 2660

Thursday, 27 November 2003

BresaGen deal to create leading stem cell therapy company

In a move expected to create one of the leading human stem cell therapy research companies in the world, US based BresaGen, Inc a wholly owned subsidiary of Australia-based BresaGen Limited will be spun off with its own funding and merge with CyThera Inc, a San Diego, CA, based stem cell therapy company pursuing diabetes research. The merged entity will benefit from rationalised operating costs as well as building on synergies of stem cell biology research within the two companies.

The merger will include BresaGen's Cell Therapy division that operates at the University of Georgia, and will combine BresaGen's work on degenerative diseases of the central nervous system with CyThera's work on stem cell treatments for diabetes. It follows an announcement by BresaGen in August of plans to spin-off its Cell Therapy and Protein Pharmaceutical divisions into separate companies.

CyThera has developed its own cell line at its research and development facility in San Diego and has formed relationships with key clinicians in diabetes therapy at several leading US Universities, and with the originators of the "Edmonton Protocol" at the University of Alberta, in Edmonton, Canada.

CyThera has received venture capital funding from several leading venture firms, as well as from NIH Grants from the US Government. A leading life sciences US venture capital firm, Sanderling Ventures, has committed $US1.5 million to the newly merged entity and will assist the new company with raising an additional $US3.5 million in funding.

The expanded company will have a post funding valuation of SUS16.0 million. After completion of the deal and the fund raising, BresaGen Limited will own approximately 30% of the new company.

In 2001, President Bush announced that human Embryonic Stem (hES) cell lines created before 9 August, 2001 were eligible for federal funding in the US and were subsequently listed on the National Institutes of Health (NIH) ES cell register. BresaGen and Cythera each had their own lines qualifying under the Bush guidelines, and these lines will qualify for government grants.

The agreement is still subject to certain conditions being satisfied and formal approvals being sought, including the approval by the California Department of Corporations, and is expected to be completed by early next year.

BresaGen believes the $US5 million expected to be raised and NIH grant monies will be sufficient to fund the merged entity's product development activities for two years by which time it is envisaged that significant milestones to commercialisation will have been achieved to attract further funding.

BresaGen President and Chief Executive Officer, Dr John Smeaton said the spin off of the company's Cell Therapy division into the newly merged company with access to more funding would enable the already significant milestones that BresaGen has achieved to be further developed. BresaGen has focussed its research on developing a treatment for Parkinson's Disease.

"While most of the new company's research will take place in the US, there are compelling reasons to conduct new stem cell derivations, pre-clinical primate studies and human clinical trials in Australia," he explained.

Mr Fred Middleton, Cythera's Chairman and acting CEO of the new company, said he believed the combination of the two companies would provide additional access to US government grant opportunities as well as creating the research critical mass necessary to attract -private funding.

"There are major synergies between the two merging companies which have the potential to greatly advance the human clinical promise of stem cell therapies in the not too distant future," Mr Middleton said.

For further information contact:

Dr John Smeaton
President & Chief Executive Officer
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0408 823 426

Mr Fred Middleton
Chief Executive Officer
CyThera, Inc
Phone: 0011 1 650 401 2000

Hilarie Dunn
Media Relations for BresaGen Ltd
Phone: 02 92510110
Mobile: 0414 357792

BresaGen Ltd Annual General Meeting

Chairman's Address

It may be somewhat unusual for an Annual Report to be published without a statement from the Chairman or Chief Executive Officer, however, the reason for its non appearance in BresaGen's Annual Report was because our business, particularly in the fundraising area, was moving so rapidly that any statement would have been outdated before it was printed, even to the extent that today's address has been shaped by events that have occurred within the last 24 hours.

Before moving to the current situation, I think it is useful to look at what has happened since last year's AGM. I shall concentrate on the corporate area, not because the scientific and technical areas are not important, but because I feel that in those areas the Company has generally performed well, and all of our achievements have been disclosed in the normal manner. The other reason for concentrating on the corporate area is because it clearly has been seen that the necessity to achieve a fundraising was vital if BresaGen is to continue to remain in business.

Those of you who attended the last AGM will recall that some considerable attention was given to the then prospective deal with Plurion, an American company who held intellectual property in the cell therapy field. We considered the deal to be important and more particularly, believed it could provide the spring board to a significant fundraising in the USA. I regret to say that a number of issues were raised during our due diligence period which clouded the proposed deal, and while we continued discussions with the Plurion principals for many months, we were unable to complete any arrangement that made good commercial sense for BresaGen shareholders. Events also showed that public fundraising in the cell therapy field was becoming extremely difficult, and the continuance of BresaGen's business in this area was doubtful. The cell therapy team in the US undertook a number of initiatives to cut the cash burn rate, and the Australian program was cut significantly in an effort to continue the scientific effort, while we searched for an appropriate funding and corporate structure. I will return to where we currently are at a later stage.

In reviewing our cell therapy portfolio, we considered that the allied catheter business was not a core development technology, and we decided to divest that business for cash, and a small carried interest in the new Company, NexGen, which has been formed to continue development and commercialisation of the catheters. BresaGen will continue to have access to the catheters that it will require for stem cell delivery in future years.

During the year, BresaGen looked extremely closely at the situation with respect to our E21R molecule, particularly with respect to the reasons behind our failure to replicate original laboratory results obtained by our licensor, the Institute of Medical & Veterinary Science. After taking high level scientific advice, we concluded that we had a case at law with the licensor. Our original intention was to seek settlement with the IMVS through a mediation process. Unfortunately, our efforts of mediation were refused and we were obliged to institute proceeding through the Courts. I believe we have a strong case, but would wish to say publicly, that a long drawn out Court case usually benefits no one but the legal fraternity, and therefore BresaGen would be willing to sit down with IMVS and the Government and have this issue resolved as quickly as possible.

Of course one significant plus to the past year was the completion of the BresaGen headquarters and production facility, the building you are now in.

The building was completed to schedule and budget, and it would be remiss of me not to again publicly acknowledge the achievements of Dr Meera Verma and her team in that achievement.

I am sure Meera would be happy to show any interested shareholders through the facility at the completion of the meeting.

I foreshadowed the retirement of Dr Geoffrey Vaughan at the last AGM, and he left the Board in April, 2003. Geoffrey's advice at the Board table was invaluable, and he is to be thanked for his efforts over five years. We were fortunate that Geoff's place was taken by John Harkness whose particular financial skills have been most appreciated over the last year. I look forward to John continuing with BresaGen for the long term.

With respect to our Protein Pharmaceutical business, we announced in July, 2003 we had engaged a US merchant banker Caymus Inc to prosecute a fundraising for a new private Company into which we were proposing to put our Protein Pharmaceutical assets, subject of course to shareholder approval. That proposal has been on the streets now for a couple of months. I can report that there have been a number of expressions of interest, but to date no firm offers from US investors.

Throughout the period, the Company has been extremely conscious of funds remaining, and we have continued to run the business as economically as possible while maintaining the necessary structure. We have investigated a number of opportunities for funding extensions to allow sufficient time for our plans to take their proper course.

So where are we today?

Firstly, with respect to the Cell Therapy business, I am pleased to advise that today, we have signed a merger agreement with Cythera Inc where the Companies will spin their Cell Therapy business into a separate private vehicle which will then be funded by an equity injection in order to continue the development and commercialisation of the cell therapy technologies. This venture has been under discussion for sometime, and the Board is satisfied that this option represents the best opportunity for BresaGen to realise its investment in stem cell technology into the future. We anticipate that most of our cell therapy staff will transfer to the new Company, and subject to final repatriation, it is anticipated that BresaGen will hold approximately 30% of the new venture. A press release detailing this agreement is currently being lodged with the ASX.

Secondly, I can advise that today, the Board approved a Terms Sheet with CM Capital Ltd, a Queensland based Venture Capital Company for the formation of a new private Company into which BresaGen will contribute the intellectual property and personnel of its Protein Pharmaceuticals division. Due to the size of this transaction, shareholder approval will of course be required, and I intend that an EGM be held as soon as reasonably possible to vote on the transaction. At this stage, I hope this will happen before the end of January, 2004.

I think it is important to visualise what the shape of BresaGen will be once these two major transactions are complete. BresaGen will continue to be a publicly listed Company with shareholders maintaining the ability to freely trade their holding. The Company essentially will be a holding Company with shares in two private Companies, which we believe have the potential to grow long term. The future looks somewhat different from what we might have anticipated a year ago, but nonetheless exciting and challenging.

Thursday, 27 November 2003

BresaGen

BresaGen Annual General Meeting

The following is the outcome of each resolution put to the shareholders at today's AGM held at 3.00pm -

Resolution 1
The Financial Report, Director's Report and Auditor's Report were adopted.

Resolution 2
The re-election of Mr Rudy Mazzocchi as Director was approved.

Resolution 3
The re-election of Dr John Kucharczyk as Director was approved.

Resolution 4
The election of Mr John Harkness as Director was approved.

Resolution 5
The issue of up to 50,000 BresaGen Convertible Preference Shares on the terms set out in the Explanatory Notes accompanying the Notice of the Annual General Meeting for the purposes of Section 254A(2) of the Corporations Act was withdrawn.

Resolution 6
The issue of up to 50,000 BresaGen Convertible Preference Shares for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules was withdrawn.

For further information contact:
Mr Linton Burns
Chief Financial Officer
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0404 046 698